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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
Service Office: One Granite Place, P.O. Box 515, Concord, New Hampshire
                03302-0515

                        SPOUSE TERM INSURANCE RIDER (STR)

 The Rider is a part of the policy to which it is attached. Unless otherwise stated, all provisions of the policy apply. It takes effect on the Policy Date of the policy. In the Rider, "We", "Us" and "Our" means Jefferson Pilot Financial Insurance Company; "You" and "Your" means the Owner of the policy and "Insured Spouse" means the Insured's Spouse who is named in the application for the Rider and is shown on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deduction and receipt of any application for the Rider, We will provide the benefit described in the Rider. The monthly cost of insurance for the Rider is based on the number of thousands of Rider death benefit and will be included in the monthly deduction, as defined in the policy.

BENEFIT - Upon receipt of due proof that the Insured Spouse has died while the Rider was in force and before the STR Expiry Date, We will pay the Named Beneficiary a lump sum payment equal to $1,000 multiplied by the number of STR Units. The STR Expiry Date and the number of STR Units will be as shown on Page 3 of the policy.

Such payment will be made subject to the provisions of the Rider and those of the policy to which the Rider is attached.

NAMED BENEFICIARY - Any proceeds to be paid under the Rider will be paid to the Insured, if then living. Otherwise, the proceeds will be paid to the executors, administrators, or assigns of the Insured Spouse.

While the Insured Spouse is alive, You may change the beneficiary. Any change will take effect as of the date the request is signed. The Insured Spouse does not need to be alive when the requested change is recorded at Our Service Office.

CONVERSION OPTION

INSURED SPOUSE BENEFIT - While this Rider is in force and upon request the Rider may be surrendered and the insurance under the Rider on the Insured Spouse may be converted to a new policy at any time and before the STR Maximum Conversion Date as shown on Page 3 of the Policy. The maximum amount which may be converted to the new policy will be the death benefit of the Rider. The minimum amount which may be converted will be the minimum amount which may be issued on the new policy according to Our regular rules in effect on the date of conversion. The new policy will be issued without evidence of insurability subject to the Conversion Conditions as described below.

CONVERSION CONDITIONS - Conversion to a new policy shall be subject to the following conditions:

(1) Written application for the new policy must be made to Us at Our Service Office. The first premium for the new policy shall be paid to Us while the Rider is in effect and prior to the STR Maximum Conversion Date.

(2)  The effective date of the new policy shall be the date of conversion.

(3) The new policy may be issued on any flexible premium adjustable life or level premium whole life or higher premium plan offered by Us on the date of conversion.

(4) The new policy will be issued at the premium rates in use by Us on the effective date of the conversion. Such rates will be based on the then Attained Age nearest birthday of the Insured Spouse. The premium shall be based on the risk classification of the Insured Spouse on the effective date of this Rider. The new policy will not include disability waiver or accidental death benefits unless evidence of insurability satisfactory to Us is provided for the Insured Spouse.

(5)  The application for a new policy on the Insured Spouse must be made by You.

(6) The suicide and incontestability periods for the new policy will be measured from the effective date of the insurance provided by this Rider.

(7) If the Insured dies while the Rider is in force during the period allowed for conversion, conversion may be requested within 31 days following such death.

If the Spouse dies after the death of the Insured within the 31 days provided for conversion without having submitted a request for conversion, We will automatically issue a non-participating whole life policy with a face amount equal to the death benefit of the Rider and with a Policy Date which is the date of death of the Insured. The face amount of the new policy which is issued, less the required premiums based on the monthly mode of premium payment, will be payable to the estate of the Spouse.

THIS SPECIMEN POLICY REPRESENTS THE GENERIC LANGUAGE OF THE POLICY CONTRACT, INCLUDING RIDERS. POLICY LANGUAGE, FEATURES, AND AVAILABILITY MAY VARY BY STATE. PLEASE BE SURE TO CHECK PRODUCT AND RIDER AVAILABILITY IN THE STATE YOU ARE SOLICITING. AGENTS SHOULD REFER TO THE PRODUCTS SECTION ON JPF NET.

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COST OF INSURANCE RATES

The monthly cost of insurance rate for the Rider is based on the Policy Year and the sex and rating class of the Insured Spouse. Monthly cost of insurance rates will be determined by Us based upon future expectations as to investment earnings, mortality experience, persistency, a provision for amortization of sales charges, expenses (including reinsurance costs) and taxes. Any change in cost of insurance rates will apply to all individuals of the same age, class and duration as the Insured Spouse. However, the cost of insurance rates can never be greater than those shown in the Table of STR Monthly Guaranteed Cost of Insurance Rates on Page 4 of the policy. Such guaranteed maximum rates are based on the 1980 CSO Male or Female, Smoker or Nonsmoker Mortality Table with appropriate increases for rated risks.

INCREASES AND DECREASES - Upon request, the death benefit of the Rider may be increased or decreased at any time after the first Policy Year and prior to the STR Maximum Conversion Date. Decreases in the amount payable at death may be made prior to the STR Expiry Date. An increase will be subject to evidence of insurability. An increase or decrease will be effective on the Monthly Anniversary Day coincident with or next following Our approval of the request for the change.

WAIVER OF COST OF INSURANCE - The cost of insurance for the Rider shall be waived only if and when the monthly deduction under the policy is waived under any disability rider which is attached to the policy.

EXPIRY DATE - The Expiry Date for the Rider shall be the STR Expiry Date as shown on Page 3 Continued of the policy.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for the Rider remains unpaid at the end of the Grace Period as defined in the policy;

(2)  The STR Expiry Date is attained;

(3)  The date of conversion of the Rider;

(4)  The Insured under the policy attains Age 100;

(5)  We receive Your written request to terminate the Rider;

(6)  On the death of the Insured, subject to the Conversion Option;

(7)  The policy is surrendered or terminated.


/s/ David Stonecipher                            /s/ Robert A. Reed
Chief Executive Officer                          Secretary